SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Month Date October 9, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS PRESS RELEASE ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS PRESS RELEASE IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Announcement of LM Ericsson Telephone Company, dated October 9, 2012 regarding “Ericsson and STMicroelectronics comment on speculations regarding ST-Ericsson”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President Corporate Communications

Date: October 9, 2012

Ericsson and STMicroelectronics comment on speculations regarding ST-Ericsson

Following recent speculations in the market regarding the future of ST-Ericsson, the 50/50 joint venture between Ericsson (NASDAQ:ERIC) and STMicroelectronics (NYSE:STM), Ericsson and STMicroelectronics make the following comments.

ST-Ericsson announced its strategic plan in April and is in the middle of executing on company transformation aiming at lowering its break-even point. It is natural for the parent companies to continuously review the strategy of the company.

The two parent companies, together with ST-Ericsson, are currently working with an external advisor in order to ensure the best possible future for ST-Ericsson. Both STMicroelectronics and Ericsson support ST-Ericsson in its transformation work and remain confident that the company has a strategic position in the industry to enable the device ecosystem.

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 9, 2012 at 12:30 CET.